Mail Stop 4561

June 21, 2006

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue, 12<sup>th</sup> Floor
New York, NY 10022

      **RE:    Jefferies Group, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2005**
              **File No. 1-14947**

Dear Mr. Handler:

We have reviewed your filing and supplemental response letter dated June 13, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 18 – Segment Reporting, page 75

1. We note that you provided us with each operating segment's net revenue for the last five years in response to comment one of our letter dated April 11, 2006. Please provide us with the dollar and percentage relative to net revenues of each segment's contribution margin and operating income after charges for each of the last five years. Please update your analysis of economic similarity in light of this information and the operating segments' expected long-term contribution margins as noted in your response to comment five of our letter dated December 28, 2005.

2. We have reviewed your response to comment two of our letter dated April 11, 2006. Based upon your responses and your Form 10-K disclosure, it appears that the services/products offered by your Investment Banking unit and those provided by your business units that primarily offer sales and trading services are significantly different. The description provided in your supplemental response seems to focus on the shared nature of your production processes and resources used in your Capital Markets operating segments rather than the nature of the actual products and services. Please provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services are provided by trading execution services and your investment banking operating segments are similar. In light of your representation that you use an integrated sales force, tell us how your chief operating decision maker(s) determine trader bonuses and investment banker bonuses.

Note 19 – Goodwill, page 76

3. We have reviewed your response to comment three of our letter dated April 11, 2006. Please tell us the specific line item in which the payments of additional consideration made during 2005 and 2006 are reported in your Consolidated Statements of Cash Flows.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,


Joyce Sweeney
Accounting Branch Chief